January 5, 2018

Dominic Minore

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Select Funds (the “Trust” or the “Registrant”)
1933 Act File No. 33-73824
1940 Act File No. 811-8274
Comments received for Post-Effective Amendment No. 96 filed on October 27, 2017

Dear Mr. Minore:

Below is a summary of the comments I received from you on December 12, 2017 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2130 as soon as possible if you have any further questions or comments. Thank you.

Target Date Funds Prospectus (Comments apply to all Funds with like disclosure)

Fee Table for MassMutual Select T. Rowe Price Retirement Balanced Fund (the “Balanced Fund”)

1)	Comment: On page 4 in footnote two to the Annual Fund Operating Expenses table, the disclosure carves out certain items from the expense caps. If these items are known, why not include them in the net numbers shown in the table?

Response: The items carved out are not precisely known and are therefore not able to be included in the net numbers shown.

2)	Comment: Is there any recoupment right to the fees waived under the expense caps disclosed in footnote 2 to the Annual Fund Operating Expenses table?

Response: There is no recoupment right to the fees waived under the expense caps.

3)	Comment: On page 4 in the Example, the disclosure states that the “example also assumes that your investment earns a 5% return each year and that the Fund’s operating expenses are exactly as described in the preceding table.” Please revise the disclosure to clarify that net expenses are only used in year one and that gross expenses are used in the remaining years.

Response: We feel that the disclosure accurately and adequately describes how the example is calculated and, consistent with Instruction 1(b) to Item 3 of Form N-1A, is comparable to the narrative explanation provided in the Form. We feel that our disclosure is therefore in compliance with the Form.

Principal Investment Strategies for the Balanced Fund

4)	Comment: Please define the term “neutral allocations” as described in the first paragraph of the Principal Investment Strategies on page 4.

Response: We will add the following disclosure that defines the term “neutral allocations” similar to what is disclosed for the target date funds in the Prospectus.

“The allocations are referred to as “neutral” allocations because they do not reflect any tactical decisions made by T. Rowe Price to overweight or underweight a particular asset class or sector based on its market outlook.”

5)	Comment: On page 4, the disclosure states that “although the Fund is designed for investors already in retirement, you should be aware that it does not decrease its equity holdings and become increasingly conservative over time.” Please add disclosure to explain how the Balanced Fund differs as compared to the MassMutual Select T. Rowe Price Retirement 2005 Fund, the MassMutual Select T. Rowe Price Retirement 2010 Fund, and the MassMutual Select T. Rowe Price Retirement 2015 Fund to help the reader understand which of these Funds would be better suited for them since each of the Fund’s stock allocations differ.

Response: We will add the following disclosure under the heading MassMutual Select T. Rowe Price Retirement Funds in the section titled Additional Information Regarding Investment Objectives and Principal Investment Strategies:

“The MassMutual Select T. Rowe Price Retirement Balanced Fund is designed for investors who are retired and want a static asset allocation. The other MassMutual Select T. Rowe Price Retirement Funds, including the MassMutual Select T. Rowe Price Retirement 2005, 2010, and 2015 Funds, are designed for investors who want a glide path.”

Principal Risks for the Balanced Fund

6)	Comment: Please add disclosure to the “Real Estate Risk; REIT Risk” found on page 8 to reflect the additional layer of expenses associated with these investments.

Response: We will add the following disclosure:

“As a shareholder in a REIT, the Fund, and indirectly the Fund’s shareholders, would bear its ratable share of the REIT’s expenses and would at the same time continue to pay its own fees and expenses.”

Principal Investment Strategies for the 2005 Fund

7)	Comment: On page 11, the disclosure states that “if an investor retires significantly earlier or later than age 65, the Fund may not be an appropriate investment even if the investor retires on or near the Fund’s target date.” Please add disclosure to clarify the meaning of “significantly earlier or later.”

Response: We will remove reference to the word “significantly.”

8)	Comment: On page 11, the disclosure states “at the target date, the Fund’s allocation to stocks is anticipated to be approximately 55% of its assets.” Please add disclosure to explain that in 2018 the Fund’s allocation to stocks has been reduced to 37.50% from the 55% it was in 2005.

Response: We do not believe that this additional clarification is necessary and respectfully decline this comment.

Underlying Funds Prospectus (Comments apply to all Funds with like disclosure)

Principal Risks for the MassMutual Select T. Rowe Price Bond Asset Fund (the “Bond Asset Fund”)

9)	Comment: Please confirm that loans with the characteristics described in the last four sentences of the “Bank Loans Risk” found on page 4 would be relegated to the Bond Asset Fund’s 15% illiquid securities bucket.

Response: To the extent any bank loans fall within the definition of illiquid securities, they would be treated as such.

Principal Risks for the MassMutual Select T. Rowe Price Emerging Markets Bond Fund (the “Emerging Markets Bond Fund”)

10)	Comment: Please make an undertaking that you will add country specific principal risk disclosure if the Fund ever principally invests in securities of particular non-U.S. governments or agencies or companies in a particular foreign country.

Response: The Registrant reviews its disclosures on an ongoing basis and would expect to add risk disclosure as it determines to be appropriate over time in light of changes or anticipated changes in its investment approach.

Principal Investment Strategies for the MassMutual Select T. Rowe Price Large Cap Blend Fund (the “Large Cap Blend Fund”)

11)	Comment: The first paragraph on page 12 states that the “Fund may at times invest a substantial portion of its assets in obligations of issuers in one or more market, economic, or industry sectors or industries such as technology companies.” Please undertake to provide specific industry or sector risk disclosure if a substantial portion of the Fund’s assets is invested in one market, economic, or industry sector.

Response: The Registrant reviews its disclosures on an ongoing basis and would expect to add risk disclosure as it determines to be appropriate over time in light of changes or anticipated changes in its investment approach.

Additional Information Regarding Investment Objectives and Principal Investment Strategies

12)	Comment: The “Foreign Securities” disclosure on page 32 of the Prospectus states that in some circumstances the Funds will take the view that a security meets the foreign security description so long as the issuer of a security meets at least one of the listed attributes (the “Relevant Language”) while in other circumstances the Funds take the view that a security meets the foreign security description only if it meets all of the listed attributes. Please explain this discrepancy.

Response: The Prospectus clearly states that, if a Fund’s investment objective and/or strategy is to invest exclusively in foreign securities or at least some percentage in foreign securities, only one of the listed attributes must be satisfied, but that if a Fund’s investment objective and/or strategy limits the percentage that may be invested in foreign securities, all of the listed attributes must be met for a security to be considered foreign. We do not view this as a discrepancy, but, rather, as providing for flexibility in determining whether or not a security is considered foreign for a particular Fund.

Target Date Funds Statement of Additional Information (Comments apply to all Funds with like disclosure)

13)	Comment: Investment Restriction (7) found on page B-45 should include the term “or group of industries” after “industry” where it appears.

Response: We respectfully decline to make this change. Addition of that language would in effect prohibit a Fund from investing in any combination of industries, whether related or not. We submit that the current formulation of the restriction is in line generally with a common approach of registrants to meeting the requirement of Section 13(a)(3) of the Investment Company Act.

14)	Comment: On page B-46 under “Non-Fundamental Investment Restrictions of the Funds,” a Fund and its adviser may not ignore the concentration of affiliated underlying investment companies when determining whether the Fund is in compliance with its own concentration policies. Funds should add disclosure indicating that they will consider the concentration of these investment companies when determining compliance with their own concentration policies. Please add disclosure to clarify that “each such Fund will consider the concentration of the Underlying Funds in which it invests when determining compliance with concentration policies.”

Response: We have found no authority for this interpretation, nor does it appear to be a standard practice in the industry. Therefore, we respectfully decline to revise the disclosure to indicate that the Funds will look through to the investments of their underlying funds for purposes of industry concentration.

Part C

Exhibit Index

15)	Comment: Please add the Opinion of Counsel under Exhibit I of Item 28 of Part C: Other Information.

Response: The Opinion of Counsel will be added in the 485BPOS filing.

Signature Page

16)	Comment: Pursuant to requirements under Section 6(a) of the Securities Act of 1933, please add the title “Principal Financial Officer, Comptroller, or Principal Accounting Officer” to the signature page listed on page 60 of Part C.

Response: We will add a parenthetical to the signature page to identify the Chief Financial Officer and Treasurer as the Principal Financial Officer.

Very truly yours,

/s/ Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Secretary, and Chief Legal Officer, MassMutual Select Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company